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[LOGO] WILLKIE FARR & GALLAGHER LLP                    1875  K Street, NW
                                                       Washington, DC 20006-1238
                                                       Tel: 202 303 1000
                                                       Fax: 202 303 2000

VIA EDGAR

November 1, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  iShares MSCI Russia Capped Index Fund, Inc.
          File Nos. 333-167296 and 811-22421
          Pre-Effective Amendment No. 2

Ladies and Gentlemen:

On behalf of the iShares MSCI Russia Capped Index Fund, Inc. (the "Registrant"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A.

The Registration Statement is being filed as a registration for a new registrant and includes a single series:

     iShares MSCI Russia Capped Index Fund (the "Fund").

The initial Registration Statement was filed on June 3, 2010. This Amendment is being filed solely to file an updated Exhibit to the Registration Statement.

By separate letter, the Registrant is requesting acceleration of the effective date to November 2, 2010.

  NEW YORK   WASHINGTON   PARIS   LONDON   MILAN   ROME   FRANKFURT   BRUSSELS
            in alliance with Dickson Minto W.S., London and Edinburgh

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If you have any questions or comments, please call me at (202) 303-1138 or
Benjamin Haskin at (202) 303-1124.

Sincerely,


/s/ Ryan Leshaw
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Ryan Leshaw

cc:  Andrew Josef, Esq.
     Benjamin J. Haskin, Esq.


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